Exhibit 107

CALCULATION OF FILING FEE TABLE

Table 1 - Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$907,486,080.00 (1)	0.00015310	$138,936.12
Fees Previously Paid	-		-
Total Transaction Valuation	$907,486,080.00
Total Fees Due for Filing			$138,936.12
Total Fees Previously Paid			-
Total Fee Offsets			-
Net Fee Due			$138,936.12

Capitalized terms used below but not defined herein shall have the meanings assigned to such terms in the Agreement and Plan of Merger, dated as of March 13, 2025, by and among Toyota Tsusho America, Inc., TAI Merger Sub, Inc., and Radius Recycling, Inc. (the “Company”)

(1)	In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the proposed maximum aggregate value of transaction was calculated as the sum of:

i.
28,201,804 issued and outstanding shares of Common Stock (28,001,804 shares consist of Class A common stock of the Company and 200,000 shares consist of Class B common stock of the Company), as of March 31, 2025, multiplied by $30.00 per share;

	ii.	944,051 shares of Class A common stock of the Company underlying Company RSU Awards, as of March 31, 2025, multiplied by $30.00 per share;

	iii.	767,933 shares of Class A common stock of the Company underlying Company PSU Awards (assuming target performance is achieved), as of March 31, 2025, multiplied by $30.00 per share; and

	iv.	335,748 shares of Class A common stock of the Company underlying Company DSU Awards, as of March 31, 2025, multiplied by $30.00 per share.